EXHIBIT 99.4

                   FORM OF ADDENDUM TO STOCK OPTION AGREEMENT
 (Involuntary Termination Following Corporation Transaction/Change in Control)

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                                    ADDENDUM
                                       TO
                             STOCK OPTION AGREEMENT

            The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Option Agreement (the "Option Agreement") by and between Juno Online Services, Inc. (the "Corporation") and ___________________ ("Optionee") evidencing the stock option (the "Option") granted on ___________, 199__ to Optionee under the terms of the Corporation's 1999 Stock Incentive Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

                             INVOLUNTARY TERMINATION
                           FOLLOWING CHANGE IN CONTROL

            1. To the extent the Option does not accelerate, in connection with a Change in Control, the Option shall continue, over Optionee's period of Service after the Change in Control, to become exercisable for the Option Shares in one or more installments in accordance with the provisions of the Option Agreement. However, immediately upon an Involuntary Termination of Optionee's Service within eighteen (18) months following such Change in Control, the Option (or any replacement grant), to the extent outstanding at the time but not otherwise fully exercisable, shall automatically accelerate so that the Option shall become immediately exercisable for all the Option Shares at the time subject to the Option and may be exercised for any or all of those shares as fully vested shares of Common Stock.

            2. The Option as accelerated under Paragraph 1 shall remain so exercisable until the earlier of (i) the Expiration Date or (ii) the expiration of the one (1)-year period measured from the effective date of Optionee's Involuntary Termination.

            3. For purposes of this Addendum, an Involuntary Termination shall mean the termination of Optionee's Service by reason of:

                        (A) Optionee's involuntary dismissal or discharge by the
            Corporation for reasons other than Misconduct, or

                        (B) Optionee's voluntary resignation following (A) a
            change in Optionee's position with the Corporation (or Parent or Subsidiary employing Optionee) which materially reduces Optionee's level of responsibility, (B) a reduction in Optionee's level of compensation (including base salary, fringe benefits and target bonus under any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of Optionee's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without Optionee's consent.

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            4. The provisions of Paragraph 2 of this Addendum shall govern the period for which the Option is to remain exercisable following the Involuntary Termination of Optionee's Service within eighteen (18) months after the Change in Control and shall supersede any provisions to the contrary in Paragraph 5 of the Option Agreement.


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